

January 6, 2012

<u>Via E-mail</u>
Kevin J. McNamara
Chief Executive Officer
Chemed Corp
2600 Chemed Center, 255 E. Fifth Street
Cincinnati, Ohio 45202

   Re: **Chemed Corp**
       Form 10-K for Fiscal Year Ended December 31, 2010
       Filed February 28, 2011
       File No. 001-08351

Dear Mr. McNamara:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/Tia L. Jenkins

           Tia L. Jenkins
           Senior Assistant Chief Accountant
           Office of Beverages, Apparel and
           Mining